UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of: June 2022
Commission File Number: 001-39829

COGNYTE SOFTWARE LTD.
(Exact Name of registrant as specified in its charter)

33 Maskit
Herzliya Pituach
4673333, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note

On June 27, 2022, Cognyte Software Ltd. (the “Company”) held an Annual General Meeting of Shareholders (the “Meeting”), at the Company’s headquarters at 33 Maskit Street, Herzliya Pituach, 4673333, Israel.

At the Meeting, the Company’s shareholders voted upon and approved, by the applicable required majority, each of the proposals that were described in the Company’s notice and proxy statement related to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 23, 2022.

This Form 6-K is hereby incorporated by reference into the Company's registration statements on Form S-8 (Registration No. 333-252565).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cognyte Software Ltd.

Date: June 29, 2022	By: /s/ Elad Sharon Name: Elad Sharon Title: Chief Executive Officer